14048965

SEC MAIL RECEIVED MAR 04 2014 WASH, DC 193 SECTION

mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Hunter Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Post Oak Blvd., Suite ~~910~~ 650
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deirdre Patten Kowalski (281)419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF, Accountants and Consultants
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, STE 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Deirdre Patten Kowalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Hunter Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Deirdre Patten Kowalski, Managing Principal

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGY HUNTER SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

ENERGY HUNTER SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Energy Hunter Securities, Inc.
Houston, TX

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Energy Hunter Securities, Inc. as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Hunter Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

ENERGY HUNTER SECURITIES, INC.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash and cash equivalents	$	94,610
Accounts receivable - related party		286,268
Prepaid expenses		101,222
Furniture and equipment, net		4,944
	$	487,044

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	16,657
		16,657
Stockholder's equity:		
Common stock, 1,000 shares authorized no par value, 120 shares issued and outstanding, $1,000 stated value		120,000
Additional paid-in capital		200,000
Retained earnings		150,387
Total stockholder's equity		470,387
	$	487,044

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2013

Revenues:	
Service fee and commissions income - related party	$ 917,835
Total revenues	917,835
Expenses:	
Employee compensation and benefits	353,668
Professional fees	173,148
Communications	37,442
Occupancy and equipment costs	18,813
Promotional costs	206,918
Regulatory fees and expenses	1,578
Other general and administrative	123,979
Total expenses	915,546
Net income before income taxes	2,289
Provision for income taxes, current	2,185
Net Income	$ 104

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	120	$ 120,000	$ 200,000	$ 150,283	$ 470,283
Net income	--	--	--	104	104
Balance at December 31, 2013	120	$ 120,000	$ 200,000	$ 150,387	$ 470,387

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balances at December 31, 2012	$	--
Increases		--
Decreases		--
Balances at December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

ENERGY HUNTER SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net income	$ 104
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	4,264
Change in operating assets and liabilities:	
Decrease in accounts receivable - related party	73,153
Increase in prepaid expenses	(68,401)
Decrease in accounts payable and accrued expenses	(274,650)
Net cash used by operating activities	(265,530)
Cash Flows from Investing Activities	
Purchases of furniture and equipment	(3,095)
Net cash used by investing activities	(3,095)
Net decrease in cash and cash equivalents	(268,625)
Cash and cash equivalents at beginning of year	363,235
Cash and cash equivalents at end of year	$ 94,610
Supplemental disclosures	
Cash paid for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Energy Hunter Securities, Inc. ("the Company") is located in Houston, Texas and is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures. The Company is a wholly-owned subsidiary of Magnum Hunter Production, Inc. ("MHP"), which is a subsidiary of Magnum Hunter Resources Corporation ("MHRC").

Planned Divestiture of Magnum Hunter Production by Magnum Hunter Resources Corporation

In September 2013, MHRC adopted a plan to divest all of its interests in MHP, including the Company. MHP cancelled its private offering of partnership interests in Energy Hunter Partners 2013 Drilling & Production Fund, Ltd. that were being marketed by the Company in December 2013. In January 2014, all Company employees were terminated. Since January 2014, all administrative and regulatory compliance functions have been performed by MHP or contractors.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

The Company and MHRC file a consolidated Federal income tax return. The Company records its share of the consolidated Federal income tax expense (benefit) and that amount is remitted to or received from MHRC. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to meals and entertainment expenses.

Liabilities for uncertain income tax positions are based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires Management to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the probability of various possible outcomes must be determined. Uncertain tax positions are evaluated on a quarterly basis or when new information becomes available to management. These re-evaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual. There were no uncertain tax positions at December 31, 2013.

Interest and penalties related to income tax liabilities are classified as income tax expense, if applicable. During the year ended December 31, 2013, MHRC has not incurred any interest or penalties on its income tax returns. MHRC's tax returns are subject to possible examination by the taxing authorities over periods dating back to 2007, due to net operating loss carry forwards, for federal and state authorities, respectively.

Note 2 - Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid debt securities that have original maturities of three months or less. The Company had cash deposits at financial institutions in excess of federally insured limits at various times during 2013.

Accounts Receivable

Accounts receivable consists of service and commissions fee revenue receivable from the parent of the Company. Due to the nature of the accounts receivable, the Company does not maintain an allowance for doubtful accounts. See Note 3 for transactions with related party.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets of 5-7 years on the straight-line method.

Revenue Recognition

Service fee and related marketing fee income are recorded as services are performed.

Note 3 - Transactions with Related Party

During 2013, the Company earned service fees of $917,835 from its parent, MHP. Accounts receivable from MHP as of December 31, 2013 are $286,268.

Note 4 - Defined Contribution Plan

Employees of the Company are eligible to participate in the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "Plan"). Participants may contribute up to the maximum allowable Internal Revenue Service ("IRS") plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the "Code") as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation, or a participant may make a Roth IRA deferral which is taxed differently than the pre-tax deferral. The Company makes Qualified Automatic Safe Harbor matching contributions in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation.

Note 4 - Defined Contribution Plan, continued

At the discretion of its Board of Directors, MHRC may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. The Board has not elected any discretionary matching contributions for 2013, at this time. The Company's matching contributions totaled $31,118 for the year ended December 31, 2013.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital, as defined, of $77,953 which was $72,953 above its required net capital of $5,000. The aggregate indebtedness to net capital ratio was 0.21 to 1.

Note 6 - Concentrations of Credit Risk

For the year ended December 31, 2013 all service and commission fee revenue was earned from the Company's parent, MHP. Although the Company is exposed to a concentration of credit risk, management believes the parent is credit worthy.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

ENERGY HUNTER SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 470,387
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable - related party	$ 286,268	
Prepaid expenses	101,222	
Furniture and equipment, net	4,944	(392,434)
Net capital before haircuts on securities positions		77,953
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
		--
Net capital		$ 77,953
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 16,657
Total aggregate indebtedness		$ 16,657

Schedule I (continued)

ENERGY HUNTER SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,110
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 72,953
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 71,953
Ratio: Aggregate indebtedness to net capital	0.21 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ENERGY HUNTER SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Energy Hunter Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Energy Hunter Securities, Inc., (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, in meeting the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Energy Hunter Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Energy Hunter Securities, Inc. ("the Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066476
ENERGY HUNTER SECURITIES, INC.
777 POST OAK BLVD, SUITE 650
HOUSTON TX 77056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel E. LeGaye (281)367-2454

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (0.00)

______ Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Energy Hunter Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ____________, 20____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 917,835
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Fee Income (Deductions in excess of $100,000 require documentation)	917,835
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	917,835
2d. SIPC Net Operating Revenues	$ 0.00
2e. General Assessment @ .0025	$ 0.00

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